Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198

March 24, 2014

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Asen Parachkevov

Re:	Scout Funds (the “Trust”)
(File Nos. 333-96461 and 811-09813)
Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Parachkevov:

On behalf of the above-referenced Trust, the following are the responses to the SEC Staff’s comments, provided via telephone, with regard to Post-Effective Amendment Nos. 51/52 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on January 8, 2014 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), to register shares of a new series of the Trust, designated the Scout Equity Opportunity Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Prospectus Comments

1.  Comment:  Please confirm that the Fee Waiver and Expense Assumption Agreement for the Fund will remain in effect for at least one year from the effective date of the Fund’s registration statement.

Response:  Trust management confirms that the Fee Waiver and Expense Assumption Agreement for the Fund will remain in effect for at least one year from the effective date of the Fund’s registration statement.

2.  Comment:  The “Principal Investment Strategies” section of the fund summary provides that “[u]nder normal circumstances, the Fund invests at least 80% of its net assets in equity securities.”  Immediately following “at least 80% of its net assets,” please insert “(plus any borrowings for investment purposes).”  Please also clarify that derivative instruments that provide exposure to equity securities may be used to satisfy the Fund’s 80% investment policy.

Response:  The Statement of Additional Information (“SAI”) provides that, “[t]o seek its objective of long-term growth of capital, the Fund normally invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. … Derivative instruments that provide exposure to equity securities may be used to satisfy the Fund’s 80% investment policy.”  Because the Fund does not currently engage in borrowing for investment purposes, Trust management does not believe that Prospectus disclosure of the impact of borrowings on the 80% policy is needed or appropriate at this time.  Further, because the Fund does not currently invest in derivative instruments as a principal investment strategy, no disclosure regarding the Fund’s use of derivative instruments has been included in the Prospectus.

3.  Comment:  The “Principal Investment Strategies” section of the fund summary provides that “[t]he equity securities in which the Fund invests include common stocks, depositary receipts, preferred stocks, convertible securities, warrants and other rights, and real estate investment trusts (‘REITs’).”  Please consider moving disclosure regarding the Fund’s investment in REITs to a separate paragraph.

Response:  The Fund may invest in the equity securities of REITs, which have accordingly been included in the list of equity securities that the Fund may invest in.  Thus, Trust management respectfully declines to make the suggested change.

4.  Comment:  The “Principal Investment Strategies” section of the fund summary provides that “[t]he Fund may invest in both investment grade securities and non-investment grade fixed income securities, also known as high yield securities or “junk” bonds.”  Please consider adding disclosure regarding the Fund’s investment in unrated or defaulted securities.

Response:  Because the Fund does not currently invest in unrated or defaulted securities as a principal investment strategy, no disclosure regarding the Fund’s investment in such securities has been included in the Prospectus.

5.  Comment:  The “Principal Investment Strategies” section of the fund summary provides that “[t]he Fund’s investments in foreign companies may include depositary receipts (such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”)).”

Please include appropriate risk disclosure in the “Main Risks” section of the fund summary regarding the Fund’s investments in ADRs and GDRs.

Response:  The following sentence has been added at the end of the first paragraph under “International Investing Risks” in the “Main Risks” section of the fund summary:

Although not typically subject to currency exchange rate risk, depositary receipts may be subject to the same risks as foreign securities generally.

6.  Comment:  The “Principal Investment Strategies” section of the fund summary provides the following:

The Fund intends to hold some cash, short-term debt obligations, government securities or other high-quality investments for reserves to cover redemptions and unanticipated expenses. There may be times, however, when the Fund attempts to respond to adverse market, economic, political or other conditions by investing a higher percentage of its assets in cash or in those types of money market investments for temporary defensive purposes. During those times, the Fund may not be able to pursue its investment objective and, instead, will focus on preserving your investment.

Please clarify that when the Fund invests for temporary defensive purposes, the Fund may not be able to follow its principal investment strategies.

Response:  The last sentence in the above-cited disclosure has been revised as follows:

During those times, the Fund may not be able to pursue its investment objective or follow its principal investment strategies and, instead, will focus on preserving your investment.

7.  Comment:  The “Principal Investment Strategies” section of the fund summary provides that “[t]he Fund may invest in companies of any size, including larger, mid-sized and smaller companies.”  Please consider including the appropriate capitalization ranges in the description of mid and small cap companies.

Response:  Because there are no restrictions on the Fund’s investment in securities of mid and small cap companies, no disclosure regarding the capitalization ranges of mid and small cap companies has been included in the Prospectus.

8.  Comment:  Disclosure under “Value Investing Risks” in the “Main Risks” section of the fund summary provides that “[a] value stock is one that trades at an attractive price relative to the company’s intrinsic value.”  Please insert “as perceived by the Advisor” at the end of this sentence.

Response:  As requested, the above-cited disclosure has been revised as follows:

A value stock is one that trades at an attractive price relative to the company’s intrinsic value as perceived by the Advisor.

9.  Comment:  The second paragraph under “International Investing Risks” in the “Main Risks” section of the fund summary provides the following:

The risks of investing in foreign securities may be increased if the investments are located in developing countries or emerging markets. Security prices in emerging markets can be significantly more volatile than those in more developed markets, reflecting the greater uncertainties of investing in less established markets and economies. These risks are inherently passed on to the company’s shareholders, including the Fund, and in turn, to the Fund’s shareholders.

Please consider moving this disclosure regarding the risks of investing in developing countries or emerging markets under its own risk heading.

Response:  As stated in the prospectus, the Fund may invest up to 20% of its net assets in foreign companies, including those located in developing countries or emerging markets.  Based on the Fund’s anticipated level of investment in developing countries and/or emerging markets, Trust management believes that the above-cited risk disclosure adequately and appropriately describes the risks associated with the Fund’s investment in such securities.  Thus, no changes have been made to this risk disclosure.

10.  Comment:  Please consider disclosing the website and phone number where investors can obtain performance information under the “Performance” section of the fund summary.

Response:  The following sentence has been added at the end of the “Performance” section of the fund summary:

Once the Fund has commenced operations, you can obtain updated performance information at scoutfunds.com or by calling 1-800-996-2862.

11.  Comment:  Please state in the fund summary how long Mr. Olson has been portfolio manager of the Fund.

Response:  The language under “Investment Advisor and Portfolio Manager” in the fund summary has been revised as follows:

Experience Managing the Fund: Since its inception in 2014

12.  Comment:  Please consider adding additional investment strategy and risk disclosure under the “Additional Information about Investment Objective, Policies and Portfolio Holdings” section of the Prospectus.

Response:  As requested, additional investment strategy and risk disclosure has been added under the “Additional Information about Investment Objective, Policies and Portfolio Holdings” section of the Prospectus.

13.  Comment:  Please confirm that the Prospectus accurately describes the Fund’s frequent trading and market timing policies and procedures.

Response:  Trust management confirms that the Fund’s frequent trading and market timing policies and procedures are accurately described in the Prospectus.

14.  Comment:  The third paragraph under the “Web Site” section of the Prospectus provides the following:

You should be aware that the Internet is an unsecured, unstable and unregulated environment. Your ability to use the Fund’s web site for transactions is dependent upon the Internet and equipment, software, systems, data and services provided by various vendors and third parties. While the Fund and its service providers have established certain security procedures, the Fund, its Distributor and its Transfer Agent cannot assure you that inquiries, account information or trading activity will be completely secure. There may also be delays, malfunctions or other inconveniences generally associated with this medium. There may also be times when the Fund’s web site is unavailable for transactions or other purposes. Should this occur, you should consider buying, selling or exchanging shares by another method. Neither the Fund, its Transfer Agent or its Distributor will be liable for any such delays or malfunctions or unauthorized interception or access to communications or account information. In addition, neither the Fund, its Transfer Agent or its Distributor will be liable for any loss, liability, cost or expense for following instructions communicated through the Internet, including fraudulent or unauthorized instructions.

Please disclose what standard of care is applicable to the Fund, Transfer Agent and Distributor in connection with an investor’s use of the Fund’s website.

Response:  The last two sentences in the above-cited disclosure have been revised as follows:

As long as they follow their security procedures, neither the Fund, its Transfer Agent or its Distributor will be liable for any such delays or malfunctions or unauthorized interception or access to communications or account information. In addition, as long as they follow their security procedures, neither the Fund, its Transfer Agent or its Distributor will be liable for any loss, liability, cost or expense for following instructions communicated through the Internet, including fraudulent or unauthorized instructions.

SAI Comments

1.  Comment:  The last sentence of the first paragraph under the “Introduction” section of the SAI provides that “[e]ffective July 1, 2009, the Trust’s name was changed to ‘Scout Funds.’”  Please specify the Trust’s former name.

Response:  The above-cited sentence has been revised as follows:

Effective July 1, 2009, the Trust’s name was changed from “UMB Scout Funds” to “Scout Funds.”

2.  Comment:  Please confirm that the investment strategies disclosure in the SAI is consistent with the principal investment strategies disclosure in the Prospectus.  Please consider clarifying under the “Investment Strategies” section in the SAI which investment strategies are principal investment strategies of the Fund and which are not.

Response:  Trust management confirms that the investment strategies disclosure in the SAI is consistent with the principal investment strategies disclosure in the Prospectus.  All principal investment strategies for the Fund have been appropriately disclosed in the Prospectus.  Therefore, no changes to the “Investment Strategies” section in the SAI have been made in response to this comment.

3.  Comment:  Please confirm that all principal risks of investing in the Fund are disclosed in the Prospectus.

Response:  Trust management confirms that all principal risks of investing in the Fund are appropriately disclosed in the Prospectus.

4.  Comment:  Please consider including additional disclosure regarding the Fund’s investments in zero-coupon, step-coupon and pay-in-kind securities.

Response:  The “Zero-Coupon, Step-Coupon and Pay-In-Kind Securities” subsection under the “Investment Strategies” section of the SAI has been revised as follows:

Zero-Coupon, Step-Coupon and Pay-In-Kind Securities.  The Fund may invest up to 20% of its net assets in zero-coupon, step-coupon and pay-in-kind securities. These securities are debt securities that do not make regular cash interest payments. Zero-coupon and step-coupon securities are sold at a deep discount to their face value. Pay-in-kind securities pay interest through the issuance of additional securities. These investments benefit the issuer by mitigating its need for cash to meet debt service, but also require a higher rate of return to attract investors who are willing to defer receipt of cash.  Because these securities do not pay current cash income, their price can be volatile when interest rates fluctuate and an investment in these securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments.  Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.  If the issuer defaults, the Fund may not obtain any return on its investment.  These securities may be subject to greater fluctuation in value and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash interest at regular intervals.

Federal income tax law requires the holders of zero-coupon, step-coupon and pay-in-kind securities to include in income each year the portion of the original issue discount (or deemed discount) and other non-cash income on such securities accrued during that year. In order to qualify for treatment as a “regulated investment company” under the Code and avoid excise tax, the Fund may be required to distribute a portion of such discount and may be required to dispose of other portfolio securities (which may occur in periods of adverse market prices) in order to generate cash to meet these distribution requirements.

Trust management believes the above-cited disclosure, as revised, adequately describes the Fund’s investments in zero-coupon, step-coupon and pay-in-kind securities and their related risks.

5.  Comment:  When the Fund writes an option, please clarify whether the Fund will “cover” its obligation in an amount equal to the notional amount of the option.

Response:  As described in the SAI, the Fund will “cover” its obligations when it writes call options or put options.  Consistent with SEC Staff guidance, the Fund considers its obligations involving such financial instruments as “covered” when the Fund (a) maintains an offsetting financial position or (b) segregates or “earmarks” assets determined to be liquid by Scout Investments, Inc., the Fund’s investment adviser (the “Advisor”), in an amount equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis.

6.  Comment:  Please clarify whether the Advisor will claim an exclusion from the definition of “commodity pool operator” (“CPO”) under the Commodity Exchange Act (“CEA”) and the rules of the Commodity Futures Trading Commission (“CFTC”) with respect to the Fund.

Response:  The Advisor does not currently intend to claim an exclusion from the definition of CPO under the CEA and the rules of the CFTC with respect to the Fund.

7.  Comment:  Please consider moving the “Policy Regarding Fund Name” section elsewhere in the SAI.

Response:  As requested, the “Policy Regarding Fund Name” section has been moved to before the “Summary of Risks” section in the SAI.

8.  Comment:  Please confirm that the disclosure in the “Disclosure of Portfolio Holdings” section of the SAI complies with the requirements of Item 16(f) of Form N-1A.

Response:  Trust management can confirm that the disclosure complies with the disclosure requirements of Item 16(f) of Form N-1A.

9.  Comment:  The fourth paragraph under the “Compensation” subsection of the “Portfolio Manager” section of the SAI provides the following:

Investment performance is evaluated on a 1-year and 3-year time frame based on two factors.  Initially, performance is judged against the unmanaged benchmark index assigned to the investment strategy.  Next, performance is measured relative to the median investment manager performance in the strategy’s discipline according to Lipper.

Please consider specifying the unmanaged benchmark index assigned to the Fund’s investment strategy.

Response:  The second sentence in the above-cited disclosure has been replaced with the following:

Initially, performance is judged against the Russell 3000 Index (i.e., the Fund’s benchmark index for performance comparison purposes).

10.  Comment:  The last sentence of the second paragraph under the “Potential Conflicts of Interest” subsection of the “Portfolio Manager” section of the SAI provides the following:

The Advisor seeks to manage such potential conflicts by following procedures intended to provide a fair allocation of buy and sell opportunities among client accounts.

Please clarify whether such allocation procedures of the Advisor are reviewed and approved by the Board of Trustees of the Trust (the “Board”).

Response:  As required by Rule 38a-1 under the Investment Company Act of 1940, as amended, the Board has approved the Advisor’s compliance policies and procedures and reviews the adequacy of such policies and procedures on an annual basis.  The above-cited sentence has been revised as follows:

The Advisor seeks to manage such potential conflicts by following procedures, as approved and reviewed by the Board, intended to provide a fair allocation of buy and sell opportunities among client accounts.

11.  Comment:  Please confirm that the principal occupation(s) during the past five years for each Trustee is disclosed in the SAI.

Response:  Trust management confirms that the principal occupation(s) during the past five years for each Trustee is disclosed in the SAI in compliance with the disclosure requirements of Item 17(a)(1) of Form N-1A.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198 or J. Stephen Feinour, Esq. at (215) 564-8521.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:
Scout Funds Trustees
Benjamin D. Wiesenfeld, Esq., Scout Funds
Jessica A. Schubel, Scout Funds
Scott A. Betz, Scout Funds
Kirstin P. Salzman, Esq., Husch Blackwell LLP
Jason D. Bartel, Esq. UMB Distribution Services, LLC
J. Stephen Feinour, Esq, Stradley Ronon